EXHIBIT 99.2

Merisel, Inc. Terminates Merger Agreement As A Result Of Breach By American Capital Strategies, Ltd.

Merisel, Inc. Commences Litigation To Recover Reverse Termination Fee Under Merger Agreement

New York, New York – June 23, 2008 – Merisel, Inc. (OTC: MSEL.pk) (“Merisel”) announced today that it has terminated the Merger Agreement between it and TU Holdings, Inc. and TU Merger, Inc. (acquisition vehicles formed by American Capital Strategies, Ltd. (collectively, “ACAS”)) in accordance with its terms and has filed a lawsuit in the Delaware Court of Chancery against ACAS to recover the $3.5 million reverse termination fee required to be paid by ACAS under the Merger Agreement.

As previously announced, on June 9, 2008, Merisel received a letter from ACAS, purportedly terminating the Merger Agreement. Merisel believes that ACAS had no basis to terminate the Merger Agreement and, by doing so, materially breached its obligations thereunder. As a result of ACAS’s material breach of the Merger Agreement, on June 20, 2008, Merisel terminated the Merger Agreement and demanded payment of the reverse termination fee pursuant to the terms of the Merger Agreement.

Cautionary Statement

This press release contains “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of words such as “expects,” “believes,” “anticipates,” or words of similar import. Similarly, statements that describe the Company’s future plans, objectives or goals are also forward-looking statements. Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans, expectations and projections about future events, outcomes and trends. Actual events, results and performance may be significantly different from expectations. The Company undertakes no obligation to update any such forward-looking statements. The risk factors listed in the Proxy Statement and in Merisel’s annual report on Form 10-K for the year ended December 31, 2006 and subsequently filed Forms 10-Q and 8-K also provide examples of risks, uncertainties and events that could cause actual events, outcomes and results to differ materially from those contained in forward-looking statements. The forward-looking statements made herein are only made as of the date of this report and the Company undertakes no obligation to update such forward-looking statements.

About Merisel

Merisel, headquartered in New York, N.Y. is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, It’s in the Works, Dennis Curtin Studios, AdProps, and Fuel Digital. Merisel has sales offices in New York City, Atlanta, Los Angeles, Orlando, and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:

Jon Peterson

(212) 502-6570

jon.peterson@merisel.com

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